29903 Agoura Road Agoura Hills, CA 91301 (818) 871-8555

May 4, 2007

VIA EDGAR AND FACSIMILE

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               THQ Inc.

 Form 10-K/A for the Fiscal Year Ended

 March 31, 2006

 Filed on January 19, 2007

 Forms 8-K filed July 27, 2006, November 3, 2006

 And February 2, 2007

 File No. 000-18813

Dear Ms. Collins:

This letter sets forth the responses of THQ Inc. (“THQ”, the “Company”, “we” or “our”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Staff’s review of our Form 10-K/A for the Fiscal Year Ended March 31, 2006 filed on January 19, 2007 (the “10-K/A”) and our Forms 8-K filed July 27, 2006, November 3, 2006, and February 2, 2007 (the “8-Ks”) as contained in your letter dated March 9, 2007 (the “March 9 Letter”).

We understand that the purpose of your review is to assist us in clarifying the overall disclosure in our filing and in complying with the applicable disclosure requirements.  Thus, our responses herein are intended to clarify and/or explain the disclosures contained in the 10-K/A and the 8-Ks.

THQ’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K/A for the fiscal year ended March 31, 2006 filed January 19, 2007

Note 1. Description of Business and Summary of Significant Accounting Policies

Reclassifications, page 64

Comment:

1.  We note that beginning in the fourth quarter of fiscal 2006, you reclassified warehousing expenses from selling and marketing to cost of sales.  We also note in your Form 10-Q for the quarterly period ended December 31, 2006 that in the first quarter of fiscal 2007, you (1) reclassified certain depreciation and amortization expenses from general and administrative expenses to selling and marketing expenses and product development expenses and (2) reclassified transaction foreign currency gains and losses from general and administrative expenses to net interest and other income.  Tell us the reasons for these reclassifications and why you believe the current classification of these costs is appropriate including a reference to the authoritative literature that supports this classification.  Additionally, provide us your materiality analysis relating to this change in presentation pursuant to SAB 99 and explain how you considered the impact on gross margins and gross profit percentage within that analysis.  Furthermore, tell us how you considered ABP 20 in determining this change was not a correction of an error.

Response:

The tables below summarize the impact from each of the three reclassifications on fiscal 2004, 2005 and 2006.  The presentation of our statement of operations presented below has been modified to address your comment number 6 as it relates to the impact on gross margin.  See our response to comment 6 for more information.

	Year ended March 31, 2006
		Reclassifications				% change in line item
(in thousands)	As restated prior to reclassifications	Warehousing expense (A)	Depreciation & amortization (B)	F/X transaction gain & loss (C)	As Reclassifed (1)	A	B	C
Net sales	806,560				806,560

Costs and expenses:
Cost of sales - product costs	282,253	5,693			287,946	2%	—	—
Cost of sales - software amortization and royalties	116,371				116,371	—	—	—
Cost of sales - license amortization and royalties	80,508				80,508	—	—	—
Cost of sales - payment to venture partner	12,572				12,572	—	—	—
Product development	85,323		9,252		94,575	—	11%	—
Selling and marketing	129,619	(5,693)	883		124,809	-4%	1%	—
General and administrative	68,336		(10,135)	(257)	57,944	—	-15%	0%
Total costs and expenses	774,982	—	—	(257)	774,725	—	—	0%
Income from operations	31,578	—	—	257	31,835	—	—	1%
Interest income	8,212				8,212	—	—	—
Other income (expense)	—			(257)	(257)	—	—	n/m
Income before income taxes and minority interest	39,790	—	—	—	39,790	—	—	—
Income tax provision	7,621				7,621	—	—	—
Income before minority interest	32,169	—	—	—	32,169	—	—	—
Minority interest	(63)				(63)	—	—	—
Net income	32,106	—	—	—	32,106	—	—	—

Gross margin (computed)	314,856	(5,693)	—	—	309,163	-2%	—	—
Gross margin percentage	39%				38%

	Year ended March 31, 2005
		Reclassifications				% change in line item
(in thousands)	As restated prior to reclassifications	Warehousing expense (A)	Depreciation & amortization (B)	F/X transaction gain & loss (C)	As Reclassifed (1)	A	B	C
Net sales	756,731				756,731

Costs and expenses:
Cost of sales - product costs	250,055	5,132			255,187	2%	—	—
Cost of sales - software amortization and royalties	93,622				93,622	—	—	—
Cost of sales - license amortization and royalties	85,926				85,926	—	—	—
Cost of sales - payment to venture partner	9,774				9,774	—	—	—
Product development	73,637		6,453		80,090	—	9%	—
Selling and marketing	115,859	(5,132)	717		111,444	-4%	1%	—
General and administrative	55,153		(7,170)	2,295	50,278	—	-13%	4%
Total costs and expenses	684,026	—	—	2,295	686,321	—	—	0%
Income from operations	72,705	—	—	(2,295)	70,410	—	—	-3%
Interest income	4,188				4,188	—	—	—
Other income (expense)	—			2,295	2,295	—	—	n/m
Income before income taxes and minority interest	76,893	—	—	—	76,893	—	—	—
Income tax provision	15,235				15,235	—	—	—
Income before minority interest	61,658	—	—	—	61,658	—	—	—
Minority interest	(261)				(261)	—	—	—
Net income	61,397	—	—	—	61,397	—	—	—

Gross margin (computed)	317,354	(5,132)	—	—	312,222	-2%	—	—
Gross margin percentage	42%				41%

(1) - the “As Reclassified” amounts will be reported for the first time in our fiscal 2007 Form 10-K.

n/m - Computation omitted as division by zero is not meaningful.

	Year ended March 31, 2004
		Reclassifications				% change in line item
(in thousands)	As restated prior to reclassifications	Warehousing expense (A)	Depreciation & amortization (B)	F/X transaction gain & loss (C)	As Reclassifed (1)	A	B	C
Net sales	640,846				640,846

Costs and expenses:
Cost of sales - product costs	229,218	5,356			234,574	2%	—	—
Cost of sales - software amortization and royalties	105,632				105,632	—	—	—
Cost of sales - license amortization and royalties	71,132				71,132	—	—	—
Cost of sales - payment to venture partner	9,675				9,675	—	—	—
Product development	37,758		4,534		42,292	—	12%	—
Selling and marketing	93,020	(5,356)	631		88,295	-6%	1%	—
General and administrative	47,609		(5,165)	1,387	43,831	—	-11%	3%
Total costs and expenses	594,044	—	—	1,387	595,431	—	—	0%
Income from operations	46,802	—	—	(1,387)	45,415	—	—	-3%
Interest income	2,333				2,333	—	—	—
Other income (expense)	4,000			1,387	5,387	—	—	35%
Income before income taxes and minority interest	53,135	—	—	—	53,135	—	—	—
Income tax provision	19,063				19,063	—	—	—
Income before minority interest	34,072	—	—	—	34,072	—	—	—
Minority interest	—				—	—	—	—
Net income	34,072	—	—	—	34,072	—	—	—

Gross margin (computed)	225,189	(5,356)	—	—	219,833	-2%	—	—
Gross margin percentage	35%				34%

(1) - the “As Reclassified” amounts will be reported for the first time in our fiscal 2007 Form 10-K.

Warehousing Expense.  In the fourth quarter of fiscal 2006, we evaluated our policy for the classification of warehousing expenses.  As part of such evaluation, we reviewed: (i) disclosure guidance related to warehousing expenses, and (ii) the policies of our competitors.  The disclosure guidance, EITF 00-10, reached a consensus that the classification of shipping and handling costs is an accounting policy decision and indicates that such costs may be presented in cost of sales, or with appropriate disclosure where such costs are significant, on other income statement line items. Prior to the fourth quarter of fiscal 2006, we included warehousing expenses (a handling cost) in selling and marketing expenses. We determined during our evaluation that such classification was consistent with the guidance given in EITF 00-10. We concluded that such costs were not quantitatively or qualitatively significant (less than 1% of total cost and expenses in each fiscal year and resulted in a approximately 1 percentage point change in our computed gross margin percentage).  Thus, in the fourth quarter of fiscal 2006, we classified warehousing expenses in cost of sales (and reclassified prior period amounts to conform to the current period presentation) in order to present the costs in the same line item as shipping costs and to conform to the predominant practice in our industry. Quantitative information was disclosed in the notes to the financial statements in order to make the effect of the change transparent to the readers of the financial statements. We do not consider the change in presentation to be the correction of an error.

Depreciation and Amortization.  Prior to fiscal 2007, we reported all depreciation and amortization expense as general and administrative expense. Prior to fiscal 2007, we did not believe that the amount of depreciation was quantitatively or qualitatively significant (less than 1.5% of total cost and expenses in each fiscal year). Due to the significant increase in our internal development capabilities and growth in the number of internal development studios, we determined that there was an increase in fixed assets being utilized by our development studios and a related increase in depreciation.  Thus, in the first quarter of fiscal 2007, we changed the classification of depreciation to reflect the cost in the line item based upon the department utilizing the related asset and reclassified prior period amounts to conform to the current period presentation. We believe the new classification improves the presentation of our operating results. Quantitative information was disclosed in the notes to the financial statements in order to make the effect of the change transparent to the readers of the financial statements.  The change in presentation had no impact on gross margin, income from operations, or net income.  We also do not believe the impact of the reclassification on the effected captions masks any trends within our costs and expenses that users of our financial statements would consider material.  We do not consider the change in presentation to be the correction of an error.

Foreign Currency Transaction Gains and Losses.  Prior to fiscal 2007, we recorded all foreign currency transaction gains and losses in general and administrative expense. The majority of these gains and losses resulted from intercompany transactions between the U.S. parent company, THQ Inc., and certain wholly owned foreign subsidiaries. Also included in general and administrative expense were gains and losses related to foreign exchange forward contracts that were economic hedges of such transactions but did not qualify as hedges under SFAS 133.  Fiscal 2006 was the first full year in which we hedged such foreign currency transactions. Accordingly, the amounts of such gains and losses were insignificant in fiscal 2006 ($257,000 or 0.03% of total cost and expenses).  We expect the amounts to be insignificant in the future.  Paragraph 30 of SFAS 52 requires that the aggregate transaction gain or loss included in the determination of net income be disclosed in the financial statements; however SFAS 52 is silent as to the presentation of such amounts within the income statement. We understand that practice has indicated two acceptable forms of presentation: (i) include amounts related to operational activities within income from operations as a separate line item and amounts related to financing activities within other income or expense, or (ii) include such aggregate amounts as a separate line item within income from operations or within other income or expense. We changed our classification primarily to support internal management reporting and to conform to the predominant practice in our industry. Quantitative information was disclosed in the footnotes to the financial statements to make the effect of the change in classification transparent to the readers of the financial statements. We do not consider the change in classification to be the correction of an error.

Revenue Recognition, page 67

Comment:

2.               We note on page 9 that in fiscal 2006, you entered into agreements for in-game advertising and that you plan to offer downloadable content on next-generation console systems from Microsoft and from Sony.  Tell us how you are accounting for such in-game advertising and how the downloadable content you plan to offer affects your ability to recognize revenue upon the sale to your distributors or resellers.  As it relates to the downloadable content, tell us whether you are charging end users for the content or whether this content is provided on a when and if available basis when an end user purchases a game similar to an unspecified or specified upgrade.  Additionally, tell us how your intended accounting complies with SOP 97-2.

Response:

As we stated on page 9 of the 10-K/A, both in-game advertising and downloadable content are emerging revenue opportunities for the Company.  Revenue recognized for in-game advertising was $0, $0 and $95,000 for fiscal 2004, 2005 and 2006, respectively. In fiscal 2007 we collected $169,000 for in-game advertising but as of March 31, 2007 have deferred recognition of any revenue until the related games are released.  There was no revenue recognized in fiscal 2004, 2005 and 2006 for downloadable content.  In fiscal 2007, we recognized $150,000 of downloadable content revenue.

The in-game advertising revenue that was recognized in fiscal 2006 was recognized as collected, which occurred subsequent to the release of the game containing such advertising.  In the future, in-game advertising agreements will take on various terms and conditions.  We will evaluate the specific terms and conditions of each arrangement to determine the appropriate accounting.  In general, the revenue will not be recognized until the game is available to the end consumer and, if necessary based on the terms and conditions of the agreement, it will be recognized ratably over the period of time that we are contractually committed to our advertising partner to keep the advertising available.

Through March 31, 2006, we had released one game for which we subsequently (in fiscal 2007) provided downloadable content.  The revenue we recognized for that downloadable content in fiscal 2007 was $25,000 or 0.15% of the revenue recognized for the box product sold to our retailers and distributors.  That downloadable content is hosted by Microsoft on their Xbox Live system and is not part of the license between the Company and the end consumer for the stand alone box product.  The end consumer paid Microsoft $2 to $6 per download depending on the content (maps, pictures, or themes).  We are paid a royalty of 70% of monies collected by Microsoft.  Because the amount of our royalty is not fixed and determinable, we recognize it when the amounts earned are reported to us by Microsoft.

Comment:

3.               We also note that you started to explore an online casual game site.  It is our understanding that, as technology has evolved, various games can now be played on-line (i.e. via X-Box Live or PC), which gives gamers the opportunity to compete against each other in a manner that was previously not possible.  Tell us whether any of the games you market to the end-users contain such on-line features and functionality, and if so, explain whether these games are being hosted on your internal servers.  Also, tell us how you are recognizing revenues related to these on-line services and the accounting guidance you considered in recording revenue.  In this regard, explain how you considered the guidance in SOP 97-2 and EITF 00-21.

Response:

The area of online functionality is an emerging area for us.  We have developed and published approximately 264 games since the beginning of fiscal 2004 through fiscal 2007 of which 37 games included online functionality (15 games for Microsoft’s Xbox / Xbox 360 game consoles,

9 games for Sony’s PlayStation 2 console and 13 games for personal computers).  Like games without online functionality, games that have features embedded in them that enable online game play can be played on a stand-alone basis without an online connection.  None of our games with online functionality are hosted on our internal servers.  Consumers who purchased any of our 15 online enabled games developed for use on Microsoft consoles must subscribe directly with Microsoft for Microsoft’s Xbox Live service if they desire to utilize any embedded online functionality in such games.  Consumers who purchased any of our 9 games we developed for use on Sony’s game console or the 13 games we developed for use on personal computers may utilize any embedded online functionality in such games through our third party online service providers.  We are not contractually obligated to provide the online access, and we do not charge these consumers for this online access.  We believe a limited number of consumers who purchase our online enabled games utilize the online functionality.  Furthermore those that do access the online functionality typically use this functionality for a period of less than one year.  The third party online service providers charge us $3,000 - $5,000 per game annually to enable the online functionality via their servers.  This cost represents less than 0.05% of our total software development cost for creating the 22 games that are hosted by the third party online service providers.  We consider this service to be inconsequential.  We recognize revenue for games containing online functionality when the following four criteria have been met (paragraph 8 of SOP 97-2):

1.               Pervasive evidence of an arrangement exists

2.               Delivery has occurred

3.               The vendor’s fee is fixed or determinable

4.               Collectibility is probable

As this area continues to evolve, we will continually monitor our revenue recognition policy for games with online functionality.

Note 2. Restatement of Consolidated Financial Statements, page 71

Comment:

4.               We note your disclosure of the “incremental” impact from recognizing stock-based compensation expense as a result of the investigation of past stock option grants.  For the fiscal years prior to 2004, tell us whether you recorded stock-based compensation expense under APB 25 prior to the restatement.  If so, tell us how you considered including disclosure of the information required by paragraph 45 c.2 of SFAS 123 to provide the total restated stock-based compensation cost that should have been reported each fiscal year as well as a reconciliation of the total restated stock-based compensation cost to the cumulative adjustment to opening retained earnings.  We refer you to the “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” on our website at http://www.sec.gov/divisions/corpfin/gudiance/oilgasltr012007.htm.

Response:

For the fiscal years prior to 2004, we recorded stock-based compensation expense under APB 25 prior to the restatement as reflected in the table below.  We acknowledge the guidance set forth in paragraph 45 c.2 of SFAS 123 and the Staff’s request for this information for each annual period prior to the most recent three years.  We did not believe these amounts would be material to the users of our financial statements due to their magnitude and due to our significant growth subsequent to these historical periods.  Please refer to the “Previously reported APB 25 Expense” column in the table below.

We respectfully advise the Staff that included in the cumulative restated total after tax expenses of $10.8 million is $1.9 million of related payroll tax expense.  We acknowledge the Staff’s sample letter referenced in the comment above stating that material tax adjustments related to the accounting for stock-based compensation should be disclosed by year.  We did not provide such disclosure because we believe the effects of such payroll tax adjustments are not material.  Please refer to the table below for the per year amounts.

	Stock-based Compensation
Fiscal Year	Pre-tax	Tax Effect	Net of Tax	Related Payroll Tax Expense	Total	Previously reported APB 25 Expense
1996	$52	$—	$52	$—	$52	—
1997	273	(44)	229	—	229	—
1998	817	(239)	578	—	578	—
1999	767	(212)	555	—	555	—
2000	861	(207)	654	—	654	—
2001	1,739	(446)	1,293	—	1,293	182
2002	2,435	(638)	1,797	5	1,802	104
2003	383	(104)	279	25	304	119
Subtotal	7,327	(1,890)	5,437	30	5,467	405
2004	1,680	(334)	1,346	421	1,767	54
2005	806	29	835	558	1,393	—
2006	1,555	(279)	1,276	887	2,163	1,153
	$11,368	$(2,474)	$8,894	$1,896	$10,790	$1,612

Note 4. Allowance for Price Protection, Returns and Doubtful Accounts, page 77

Comment:

5.               We note the table provided in your disclosure includes one category for the allowance for price protection, returns and doubtful accounts.  Provide us with a separate rollfoward for each of the three allowances (i.e. price protection, returns and doubtful accounts).  Additionally, tell us how you considered presenting a rollforward for each allowance separately in your notes to the financial statements.  Refer to Rule 12-09 of Regulation S-X.

Response:

We currently and historically have managed our accounts receivable allowances in three categories: 1) allowances for price protection and returns, 2) allowances for co-op advertising and 3) allowances for doubtful accounts and other.  The table below provides a separate rollforward for each of these categories:

(in thousands)	Balance at beginning of period	Provisions	Deductions	Balance at end of period
Year ended March 31, 2006

Allowance for Price Protection and Returns	$46,909	$133,756	$(132,442)	$48,223
Allowance for Co-op Advertising	10,324	33,272	(35,156)	8,440
Allowance for Doubtful Accounts and Other	887	2,452	(2,182)	1,157

Combined Balance	$58,120	$169,480	$(169,780)	$57,820

Year ended March 31, 2005

Allowance for Price Protection and Returns	$43,608	$74,102	$(70,801)	$46,909
Allowance for Co-op Advertising	6,925	30,739	(27,340)	10,324
Allowance for Doubtful Accounts and Other	1,893	1,663	(2,669)	887

Combined Balance	$52,426	$106,504	$(100,810)	$58,120

Year ended March 31, 2004

Allowance for Price Protection and Returns	$29,710	$88,133	$(74,235)	$43,608
Allowance for Co-op Advertising	5,640	23,372	(22,087)	6,925
Allowance for Doubtful Accounts and Other	8,056	9,477	(15,640)	1,893

Combined Balance	$43,406	$120,982	$(111,962)	$52,426

We estimate and track our account receivable allowances in these categories as a result of the manner in which we estimate our exposure for each.  Allowances for price protection and allowances for returns are both estimated based on our analysis of inventory remaining in the channel, the rate of sell-through in the retail channel and our remaining inventory on hand.  As a result, we do not track returns allowances separately from price protection allowances on a worldwide basis.  Based on data we have available for our North American business, which represented 61% of our total net sales in fiscal 2006, we estimate that the allowance for returns as of March 31, 2006 represented less than 5% of our total North American account receivable allowances.

We view these three categories of allowances in the aggregate to be our accounts receivable allowance and believe our historical disclosures are in compliance with Rule 12-09 of Regulation S-X.  Further, we believe our disclosure conforms to the predominant practice in our industry.  We acknowledge that our description of the items comprising the allowance has not included a reference to the allowance for co-op advertising.  We will include such reference in future filings.

Note 17. Agreement with JAKKS Pacific, Inc., page 86

Comment:

6.               We note that the Company is obligated to pay JAKKS an amount equal to the greater of a fixed guarantee payable quarterly or specified percentages of the net sales from WWE-licensed games in amounts that vary based on the platform and the Company is entitled to the profits and cash distributions remaining after the payment of such amounts.  Tell us how you determined that such amounts should be classified outside of cost of sales.

Response:

We have historically reported the following four separate line items under “Costs and expenses” on our consolidated statement of operations, that have the characteristics of cost of sales:

•             Cost of sales (inventory costs as well as shipping and handling costs)

•             License amortization and royalties

•             Software development amortization

•             Payment to venture partner

We report the four separate line items under “Costs and expenses” in order to provide clarity into the actual expenses related to our operations.  In conjunction with this separate reporting, we do not present a subtotal for gross margin.

After reviewing your comment, we acknowledge the need to more prominently identify each of these line items as cost of sales.  In future filings we will change the descriptions to the following:

•             Cost of sales - product costs

•             Cost of sales - license amortization and royalties

•             Cost of sales - software amortization and royalties

•             Cost of sales - payment to venture partner

Also in future filings we will clarify in the note disclosing our agreement with JAKKS that the payments to JAKKS are included in the caption “Cost of sales – payment to venture partner.”

Note 20. Quarterly Financial Data (Unaudited), page 90

Comment:

7.               We note your disclosure of the interim period information as required by Item 302 of Regulation S-K and that as a result of your restated consolidated financial statements for the fiscal years ended March 31, 2006 and 2005 related to additional non-cash stock-based compensation and related taxes that were incorrectly accounted for, you presented the quarterly impact of the restatement adjustments on the results of operations for these fiscal years.  Tell us how you considered presenting the balance sheet impact of the restatement adjustments in a level of detail consistent with Article 10-01 of Regulation S-X.  We refer you to the “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” on our website at http://www.sec.gov/divisions/corpfin/gudiance/oilgasltr012007.htm.

Response:

When we were considering the need to present the impact on our quarterly balance sheets we considered the following:

1.               The balance sheet items impacted were income taxes receivable, accrued and other current liabilities, deferred income taxes, net of current portion, additional paid-in capital and retained earnings.  The net impact on total assets as of March 31, 2006 and 2005 was $2.1 million or 0.25% and $787,000 or 0.11%, respectively.  The net impact on stockholders’ equity as of March 31, 2006 and 2005 was $3.1 million or 0.48%, and $1 million or 0.18%, respectively.  If the interim period balance sheets were presented in accordance with Article 10-01 of Regulation S-X, the impact on total assets and stockholders’ equity would be consistent with the full year balance sheet impact as described above.

2.               $11.4 million is the pre-tax impact for stock-based compensation which would have resulted in a reclassification within stockholders’ equity between retained earnings and additional paid in capital as of March 31, 2006.  Please refer to the schedule provided in our response to comment 4.

Based on the considered factors described above, we believe that the full presentation of Article 10-01 of Regulation S-X for each of the interim periods in fiscal 2006 and 2005 would not have been material to the users of our financial statements.

Note 21. Subsequent Events Related to the Special Committee and Company Investigations and the Restatement, page 93

Comment:

8.               We note your disclosure on page 94 with regards to the three shareholder derivative actions relating to the Company’s stock option granting practices where you indicate that the Company does not believe the results of these pending actions will, individually or in the aggregate, have a material adverse impact on your consolidated financial statements or results of operations.  Please explain the factors considered in reaching this conclusion.  Also, please reconcile these disclosures to your Risk Factor disclosures on page 23 where you indicate that these lawsuits could result in an outcome that could have a material adverse effect on your business, financial condition, results of operations and cash flows.

Response:

On page 94 of the 10-K/A, we disclosed that three shareholder derivative lawsuits (the “Lawsuits”) have been filed against us alleging, among other things, purported improprieties in our issuance of stock options, breach of fiduciary duty and unjust enrichment.  We also stated that, “[a]lthough litigation is subject to inherent uncertainties, we do not believe the results of these pending actions will, individually or in the aggregate, have a material adverse impact on our consolidated financial position or results of operations.”   In reaching the above-stated conclusion, we primarily considered the findings of the special committee of our board of directors (the “Special Committee) with respect to the Special Committee’s independent and comprehensive investigation of our historical stock option grant practices.  As disclosed on page 4 in the 10-K/A, the Special Committee concluded that there was no evidence of fraud or misconduct by any person with respect to the Company’s historical stock option grant practices.  Given the Special Committee’s conclusion, we believe that it will be difficult for the plaintiffs in the Lawsuits to prevail to an extent that would have a material adverse impact on our results.

On page 23 of the 10-K/A, we disclosed that the Lawsuits “could divert management time and attention from day-to-day operations, result in significant legal expenses, and result in an outcome that could have a material adverse effect on our business, financial condition, results of operations and cash flows.”  We disclosed the Lawsuits in Item 1A, Risk Factors, because we believed that the Risk Factors section is supposed to present a discussion of the most significant factors that make the purchase of THQ common stock speculative or risky.

Although the disclosures regarding the Lawsuits on page 94 and on page 23 appear, on their face, to be inconsistent, we believe that the two sections call for a different standard of disclosure.  On page 94, our intent was to disclose the existence of the Lawsuits, disclose that a loss was not probable and that although a loss was reasonably possible, we did not believe it could be material.  In the risk factors section, our disclosure was intended to disclose a factor that a reasonable investor might want to know in assessing the risk of purchasing THQ stock.

We acknowledge that the two statements could create confusion to a reader.  Since our belief is that a loss is not probable and that the Lawsuits will not have a material adverse impact on our business, in our future filings we will clarify our discussion in the Risk Factors regarding how these lawsuits might impact the Company.

Forms 8-K filed July 27, 2006, November 3, 2006 and February 2, 2007

Comment:

9.               We note your reconciliation of GAAP Net Income to Non-GAAP Net Income presentation in the Forms 8-K referenced above.  We believe the non-GAAP operating statement format appearing in your Forms 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.”  Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.  As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Response:

In future filings we will discontinue the use of a non-GAAP financial statement and will instead only present reconciliations for the individual line items and subtotals that make up our non-GAAP measures.

Additionally, as requested in the March 9 Letter, THQ hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (818) 871-8555.  My fax number is (818) 871-8765.

Very truly yours,

/s/ Edward K. Zinser
Edward K. Zinser

Executive Vice President and Chief Financial Officer